AdvisorOne Funds

SEMI-ANNUAL REPORT

October 31, 2004

Distributed by Aquarius Fund Distributors, LLC
Member NASD/SIPC



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AdvisorOne Funds Semi-Annual Report

Table of Contents

Letter From The Portfolio Management Team

Dear Shareholders,

We are pleased to provide you with the Semi-Annual Report for the AdvisorOne Funds covering the six-month period that ended on October 31, 2004.

Investment Environment

The equity market generated modest returns during the past six months with the Standard and Poor's 500 Index producing a positive total return of 2.87 percent. As of October 31, 2004, the S&P 500 Index continued to remain within a well defined trading range. Key asset class trends during the past six months were: 1) international equities outperformed domestic U.S. companies, 2) smaller companies outperformed their larger cap peers, and 3) value continued to outperform growth,

For most of 2004, the U.S. equity market has turned out to be a lateral correction or trading range from 2003's advance. Some of the causes for this trading range environment include concerns about inflation and rising interest rates, an end to the dollar's decline, the rise in oil prices and the U.S. Presidential Election. The cumulative effect of these factors served to depress the outlook for future profit growth and shares traded in a relatively narrow price range for most of 2004.

Amerigo's performance benefited from its 37 percent weighting in international securities and the portfolio's value tilt. The portfolio's holdings in iShares MSCI Emerging Markets, iShares MSCI Asia Pacific ex Japan, iShares MSCI Canada and iShares MSCI EAFE all performed well versus the U.S. equity market throughout the past six months. We also initiated a new position in the iShares Dow Jones Transportation Index. The portfolio as a whole maintained a sector distribution similar to that of the market with the consistent overweight being international securities versus domestics. Our cash position was also reduced during this period to approximately two percent.

The AdvisorOne Funds' Clermont portfolio also benefited from its international and value related portfolio positions. In an effort to minimize interest rate sensitivity in the Fund, portfolios managers eliminated positions in SPDR Utilities and iShares GS$ Investop Corporate Bond. The portfolio's position in iShares Dow Jones U.S. Consumer Non-Cyclicals was also eliminated. New positions added to the portfolio included iShares Morningstar Large Core, iShares Morningstar Mid Core, iShares Dow Jones Healthcare and iShares Standard and Poor's 100 Index.

Investment Outlook

A favorable outlook for equities remains tied to the following factors:

- That the recent "soft patch" in economic activity is nothing more than a classic post-recovery pause that is passing and growth resumes and lasts well into 2005.

- That the outlook for inflation remains tame. If inflation remains tame, that reduces the need for sharply higher interest rates.

- A low inflation outlook would also allow the value of the U.S. dollar to drift lower. This would in turn bolster the profits of large multinational U.S. corporations.

- Finally, a reprieve from the uptrend in oil prices would provide welcomed relief to equity markets around the world.

Some of these factors are indeed present now. The AdvisorOne portfolio managers remain optimistic and continue to view current market conditions as an extension of the cyclical bull market that began in October of 2002.

Sincerely,
Portfolio Management Team

Amerigo is a fund of funds meaning it invests in underlying mutual funds and exchange traded funds ("Underlying Funds"). In some instances, it may be less expensive for an investor to invest in the Underlying Funds directly. There is also a risk that the investment advisors of those Underlying Funds may make investment decisions detrimental to the performance of the Fund or may be more volatile than investments in other mutual funds. The Fund invests in Underlying Funds as well as equity, bond or derivative securities. There are certain risks associated with these holdings as listed below:

EQUITY SECURITIES: The value will fluctuate in response to stock market movements
BONDS: The value will fluctuate with changes in interest rates
JUNK BONDS: Carry greater risks and are more susceptible to real or perceived adverse economic and competitive industry conditions than higher quality debt securities
OPTIONS AND/OR FUTURES (Derivative Securities): Are volatile and involve significant risks
FOREIGN SECURITIES: Unstable international political and economic conditions, currency fluctuations, foreign controls on investment and currency exchange, withholding taxes, a lack of adequate company information, less liquid and more volatile markets and a lack of governmental regulation may subject foreign securities to risk

The S&P 500 Index is an unmanaged composite of 500-large capitalization companies. This index is widely used by professional investors as a performance benchmark for large-cap stocks. You cannot invest directly in an index.

Amerigo Fund - Portfolio Summary

Portfolio Composition*



- Mid Cap Value 1.61%
- 1.48% Mid Cap Blend
- Diversified Companies 2.71%
- Large Cap Growth 4.45%
- 27.88% International Equity
- Money Market Funds 4.69%
- Mid Cap Growth 9.00%
- Emerging Markets 9.14%
- 15.03% Large Cap Value
- Speciality 10.34%
- 13.67% Large Cap Blend

Top 10 Portfolio Holdings*

iShares Russell 1000 Value Index Fund	15.03%
iShares MSCI EAFE Index Fund	12.05%
iShares MSCI Emerging Markets Index Fund	9.14%
iShares Russell Midcap Growth Index Fund	9.00%
iShares MSCI Japan Index Fund	6.80%
SPDR Trust Series 1	6.30%
iShares Dow Jones US Transportation Index Fund	6.15%
iShares S&P 500 Index Fund	5.14%
iShares MSCI Pacific ex-Japan Index Fund	4.78%
iShares S&P 100 Index Fund	4.45%

*Based on total investment value as of October 31, 2004.

Clermont Fund - Portfolio Summary

Portfolio Composition*



- 2.29% Mid Cap Growth
- 1.31% Diversified Companies
- Mid Cap Blend 3.01%
- Speciality 3.26%
- Large Cap Growth 4.08%
- Large Cap Value 5.36%
- 32.11% Bond Funds
- U.S. Treasury Bonds 6.46%
- Large Cap Blend 7.84%
- Mid Cap Value 9.75%
- 12.41% Money Market Funds
- 12.12% International Equity

Top 10 Portfolio Holdings*

iShares Lehman 1-3 Year Treasury Bond Fund	23.54%
iShares MSCI EAFE Index Fund	11.71%
Milestone Treasury Obligation Portfolio	9.76%
iShares Dow Jones Select Dividend Index Fund	9.75%
U.S. Treasury TIP Bond, 3.375%, due 1/15/07	5.85%
iShares Russell 1000 Value Index Fund	5.36%
iShares Morningstar Large Core Index Fund	4.66%
iShares S&P 500 Index Fund	4.08%
Van Kampen Senior Income Trust	3.74%
iShares Dow Jones US Healthcare Sector Index Fund	3.26%

*Based on total investment value as of October 31, 2004.

Amerigo Fund - Performance Update

Annualized Total Returns as of October 31, 2004

	6 months*	1 Year	5 Year	10 Year	Since Inception	Inception Date
Class C Shares[1]	1.79%	6.52%	N/A	N/A	-5.10%	7/13/00
Class N Shares[2]	3.42%	8.67%	0.15%	N/A	4.83%	7/14/97

* Figure is not annualized.
[1] Class C Shares are subject to a CDSC of 1% on shares redeemed within 18 months of purchase.
[2] Class N Shares are not subject to an initial sales charge or a CDSC.

Growth of a $10,000 Investment

This chart illustrates a comparison of a hypothetical investment of $10,000 in the Amerigo Fund (assuming reinvestment of all dividends and distributions) versus the Fund's benchmark index.



"S&P 500 Index", a registered trademark of McGraw-Hill Co., Inc., is a market capitalization-weighted index of 500 widely held common stocks. Investors cannot invest directly in an index or benchmark.

Results represent past performance and do not indicate future returns. The value of an investment in the Funds and the return on investment both will fluctuate and redemption proceeds may be higher or lower than an investor's original cost. Total return is calculated assuming reinvestment of all dividends. Total returns would have been lower had the advisor, the Distributor, the Administrator, and Custodian not waived or reimbursed a portion of their fees. The performance of each class may vary based on differences in loads or fees paid by the shareholders investing in each class.

Clermont Fund - Performance Update

Annualized Total Returns as of October 31, 2004

	6 months*	1 Year	5 Year	10 Year	Since Inception	Inception Date
Class N Shares[1]	2.49%	7.67%	0.64%	N/A	2.87%	7/14/97

*Figure is not annualized.
[1] Class N Shares are not subject to an initial sales charge or a CDSC.

Growth of a $10,000 Investment

This chart illustrates a comparison of a hypothetical investment of $10,000 in the Clermont Fund (assuming reinvestment of all dividends and distributions) versus the Fund's benchmark index.



The Lehman Brothers Aggregate Bond Index is an unmanaged index which represents the U.S. investment-grade fixed-rate bond market (including government and corporate securities, mortgage pass-through securities and asset-backed securities). "S&P 500 Index", a registered trademark of McGraw-Hill Co., Inc., is a market capitalization-weighted index of 500 widely held common stocks. Investors cannot invest directly in an index or benchmark.

Results represent past performance and do not indicate future returns. The value of an investment in the Funds and the return on investment both will fluctuate and redemption proceeds may be higher or lower than an investor's original cost. Total return is calculated assuming reinvestment of all dividends. Total returns would have been lower had the advisor, the Distributor, the Administrator, and Custodian not waived or reimbursed a portion of their fees. The performance of each class may vary based on differences in loads or fees paid by the shareholders investing in each class.

Shareholder Expense Example

As a shareholder of the Fund you may incur two types of costs: (1) transaction costs, including contingent deferred sales charges on redemptions and (2) ongoing costs, including management fees; distribution and/or service (12b-1 fees) fees; and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

This Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period as indicated below.

Actual Expenses: The first line of the table provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During the Period" to estimate the expenses you paid on your account during the period.

Hypothetical Examples for Comparison Purposes: The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), or contingent deferred sales charges on redemptions. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Beginning Account Value (4/30/04)	Ending Account Value (10/31/04)	Expense Ratio (Annualized)	Expenses Paid During the Period* (4/30/04 to 10/31/04)
Amerigo Fund				
Actual:				
Class C	$1,000	$1,027.91	2.15%	$10.99
Class N	1,000	1,034.16	1.15%	5.90
Hypothetical (5% return before expenses):				
Class C	$1,000	$1,014.37	2.15%	$10.92
Class N	1,000	1,019.41	1.15%	5.85

Shareholder Expense Example (Continued)

	Beginning Account Value (4/30/04)	Ending Account Value (10/31/04)	Expense Ratio (Annualized)	Expenses Paid During the Period* (4/30/04 to 10/31/04)
Clermont Fund				
Actual	$1,000	$1,024.90	1.15%	$5.87
Hypothetical (5% return before expenses)	1,000	1,019.41	1.15%	5.85

*Expenses are equal to the Fund's annualized expense ratios multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

Schedule of Investments - Amerigo Fund
October 31, 2004 (Unaudited)

	Shares	Market Value
Common Stocks-2.74%		
Diversified Companies-2.74%		
Berkshire Hathaway, Inc- Class A*	78	$ 6,571,500
Total Common Stocks (cost $7,086,249)		6,571,500
Equity Funds-93.86%		
Emerging Markets-9.27%		
iShares MSCI Emerging Markets Index Fund	125,000	22,176,250
International Equity-28.26%		
iShares MSCI Canada Index Fund	434,000	7,134,960
iShares MSCI EAFE Index Fund	199,700	29,226,095
iShares MSCI EMU Index Fund	21,900	1,442,115
iShares MSCI Japan Index Fund	1,662,000	16,503,660
iShares MSCI Pacific ex-Japan Index Fund	139,000	11,588,430
iShares MSCI Singapore Index Fund	117,000	811,980
iShares S&P Global 100 Index Fund	16,000	927,040
		67,634,280
Large Cap Blend-13.85%		
iShares Morningstar Large Core Index Fund	90,000	5,402,700
iShares S&P 500 Index Fund	110,200	12,474,640
SPDR Trust Series 1	135,000	15,282,000
		33,159,340
Large Cap Growth-4.51%		
iShares S&P 100 Index Fund	199,000	10,785,800
Large Cap Value-15.23%		
iShares Russell 1000 Value Index Fund	592,300	36,456,065
Mid Cap Blend-1.50%		
iShares Morningstar Mid Core Index Fund	60,000	3,601,200
Mid Cap Growth-9.12%		
iShares Russell Midcap Growth Index Fund	284,400	21,827,700
Mid Cap Value-1.64%		
iShares Dow Jones Select Dividend Index Fund	67,000	3,907,440

Refer to the Notes to Financial Statements at the back of this Report for further information regarding the values set forth above.

Schedule of Investments - Amerigo Fund (Continued)
October 31, 2004 (Unaudited)

	Shares	Market Value
Speciality-10.48%		
iShares Dow Jones US Healthcare Sector Index Fund	186,000	$ 10,159,320
iShares Dow Jones US Transportation Index Fund	237,000	14,928,630
		25,087,950
Total Equity Funds (cost $209,841,644)		224,636,025
Money Market Funds- 4.75%		
Goldman Sachs Prime Obligations Fund	3,313,668	3,313,668
Milestone Treasury Obligation Portfolio- Institutional Class	8,053,786	8,053,786
Total Money Market Funds (cost $11,367,454)		11,367,454
Total Investments (cost $228,295,347)-101.35%		$ 242,574,979
Other Assets less Liabilities-(1.35)%		(3,235,794)
NET ASSETS-100.00%		$ 239,339,185

*Non-income producing security
EAFE- Europe, Australia, Far East
EMU- European Monetary Union
MSCI- Morgan Stanley Capital International
SPDR- Standard & Poors' Depositary Receipts

Refer to the Notes to Financial Statements at the back of this Report for further information regarding the values set forth above.

Schedule of Investments - Clermont Fund
October 31, 2004 (Unaudited)

	Shares	Market Value
Common Stocks-1.31%		
Diversified Companies-1.31%		
Berkshire Hathaway, Inc- Class A*	13	$ 1,095,250
Total Common Stocks (cost $1,135,236)		1,095,250
Bond Funds-32.19%		
iShares IBOXX Liquid Corporates	16,200	2,570,748
iShares Lehman Aggregate Bond Fund	14,330	1,479,429
iShares Lehman 1-3 Year Treasury Bond Fund	240,000	19,716,000
Van Kampen Senior Income Trust	361,000	3,129,870
Total Bond Funds (cost $26,432,227)		26,896,047
Equity Funds-47.82%		
International Equity-12.15%		
iShares MSCI EAFE Index Fund	67,000	9,805,450
iShares S&P Global 100 Index Fund	6,000	347,640
		10,153,090
Large Cap Blend-7.85%		
iShares Morningstar Large Core Index Fund	65,000	3,901,950
iShares S&P 500 Index Fund	23,500	2,660,200
		6,562,150
Large Cap Growth-4.09%		
iShares S&P 100 Index Fund	63,000	3,414,600
Large Cap Value-5.38%		
iShares Russell 1000 Value Index Fund	73,000	4,493,150
Mid Cap Blend-3.02%		
iShares Morningstar Mid Core Index Fund	42,000	2,520,840
Mid Cap Growth-2.29%		
iShares Russell Midcap Growth Index Fund	25,000	1,918,750
Mid Cap Value-9.77%		
iShares Dow Jones Select Dividend Index Fund	140,000	8,164,800
Speciality-3.27%		
iShares Dow Jones US Healthcare Sector Index Fund	50,000	2,731,000
Total Equity Funds (cost $37,172,459)		39,958,380

Refer to the Notes to Financial Statements at the back of this Report for further information regarding the values set forth above.

Schedule of Investments - Clermont Fund (Continued)
October 31, 2004 (Unaudited)

	Principal	Market Value
U.S. Treasury Bonds-6.48%		
U.S. Treasury TIP Bond, 3.375%, due 1/15/07	$ 4,568,758	$ 4,896,069
U.S. Treasury TIP Bond, 3.625%, due 1/15/08	469,168	517,515
Total U.S. Treasury Bonds (cost $5,485,995)		5,413,584
Money Market Funds-12.44%	Shares	
Goldman Sachs Prime Obligation Fund	2,218,868	2,218,868
Milestone Treasury Obligation Portfolio- Institutional Class	8,178,126	8,178,126
Total Money Market Funds (cost $10,396,994)		10,396,994
Total Investments (cost $80,622,911)-100.24%		$ 83,760,255
Other Assets less Liabilities-(0.24)%		(203,583)
NET ASSETS-100.00%		$ 83,556,672

* Non-income producing security

EAFE- Europe, Australia, Far East

MSCI- Morgan Stanley Capital International

SPDR- Standard & Poors' Depository Receipts

TIP- Treasury Inflation Protected

Refer to the Notes to Financial Statements at the back of this Report for further information regarding the values set forth above.

15

Statements of Assets and Liabilities
October 31, 2004 (Unaudited)

	Amerigo Fund		Clermont Fund	
Assets:				
Investments, at cost	$	228,295,347	$	80,622,911
Investments in securities, at value (a)	$	231,207,525	$	73,363,261
Short term investments (a)		11,367,454		10,396,994
Interest and dividends receivable		18,641		87,956
Receivable for fund shares sold		348,585		88,119
Prepaid expenses and other assets		40,733		24,808
Total Assets		242,982,938		83,961,138
Liabilities:				
Payable for securities purchased		2,161,627		-
Payable for fund shares redeemed		1,274,646		301,645
Payable for distribution fees (b)		5,111		-
Payable to advisor (b)		170,397		54,292
Accrued expenses and other liabilities		31,972		48,529
Total Liabilities		3,643,753		404,466
Net Assets	$	239,339,185	$	83,556,672
Net Assets:				
Paid in capital	$	228,254,328	$	78,991,019
Undistributed net investment income (loss)		(211,885)		975,657
Accumulated net realized gain (loss) on investments		(2,982,890)		451,799
Net unrealized appreciation on investments		14,279,632		3,138,197
Net Assets	$	239,339,185	$	83,556,672
Class C Shares:				
Net assets	$	6,512,163	$	-
Net asset value and offering price per share				
(based on shares of beneficial interest outstanding)*	$	12.15	$	-
Total shares outstanding at end of period		535,802		-
Class N Shares:				
Net assets	$	232,827,022	$	83,556,672
Net asset value and offering price per share				
(based on shares of beneficial interest outstanding)	$	12.41	$	10.29
Total shares outstanding at end of period		18,765,372		8,121,152

* Redemption price is equal to net asset value less any applicable contingent deferred sales charge.

(a) Refer to Note 2 in the Notes to Financial Statements at the back of this report.

(b) Refer to Note 3 in the Notes to Financial Statements at the back of this report.

Refer to the Notes of Financial Statements at the back of this Report for further information regarding the values set forth above.

Statements of Operations
For the Six Months Ended October 31, 2004 (Unaudited)

	Amerigo Fund	Clermont Fund
Investment Income:		
Interest income	$ 64,368	$ 241,086
Dividend income	748,195	542,944
Total investment income	812,563	784,030
Expenses:		
Investment advisory fee (a)	995,193	346,408
Administration fees (a)	99,025	38,587
Accounting fees (a)	40,170	21,100
Distribution fees - Class C Shares (a)	32,475	-
Transfer agent fees (a)	31,663	21,691
Professional fees	20,385	10,143
Registration & filing fees	18,948	11,966
Custodian fees	11,468	4,327
Insurance	7,853	3,491
Printing and postage expense	6,483	3,241
Trustees' fees	1,995	1,995
Miscellaneous expenses	1,495	997
Total expenses before waivers	1,267,153	463,946
Expenses waived (a)	(88,794)	(64,997)
Net Expenses	1,178,359	398,949
Net Investment Income (Loss)	(365,796)	385,081
Net Realized and Unrealized Gain on Investments:		
Net realized gain (loss) on:		
Investments	3,695,893	150,505
Option contracts written	-	(4,216)
Total net realized gain	3,695,893	146,289
Net change in unrealized appreciation on investments	4,411,318	1,341,351
Net Realized and Unrealized Gain on Investments	8,107,211	1,487,640
Net Increase in Net Assets Resulting from Operations	$ 7,741,415	$ 1,872,721

(a) Refer to Note 3 in the Notes to Financial Statements at the back of this report.

Refer to the Notes of Financial Statements at the back of this Report for further information regarding the values set forth above.

Statements of Changes in Net Assets
Amerigo Fund

	For the Six Months Ended October 31, 2004 (Unaudited)		For the Year Ended April 30, 2004	
Increase in Net Assets:				
From Operations:				
Net investment income (loss)	$	(365,796)	$	153,911
Net realized gain on investments		3,695,893		5,089,443
Net change in unrealized appreciation				
on investments		4,411,318		9,836,592
Net increase in net assets resulting from operations		7,741,415		15,079,946
From Fund Share Transactions (a)		61,574,830		108,899,740
Total Increase in Net Assets		69,316,245		123,979,686
Net Assets:				
Beginning of period		170,022,940		46,043,254
End of period	$	239,339,185	$	170,022,940
Undistributed net investment income (loss) at end of period	$	(211,885)	$	153,911

(a) Refer to Note 6 in the Notes to Financial Statements at the back of this report.

Refer to the Notes of Financial Statements at the back of this Report for further information regarding the values set forth above.

Statements of Changes in Net Assets
Clermont Fund

	For the Six Months Ended October 31, 2004 (Unaudited)	For the Year Ended April 30, 2004
Increase in Net Assets:		
From Operations:		
Net investment income	$ 385,081	$ 1,016,924
Net realized gain on investments	146,289	3,457,095
Net change in unrealized appreciation on investments	1,341,351	1,051,256
Net increase in net assets resulting from operations	1,872,721	5,525,275
From Distributions to Shareholders:		
From Investment Income:		
Class N	-	(717,796)
Total Distributions to Shareholders	-	(717,796)
From Fund Share Transactions (a)	24,253,588	17,868,042
Total Increase in Net Assets	26,126,309	22,675,521
Net Assets:		
Beginning of period	57,430,363	34,754,842
End of period	$ 83,556,672	$ 57,430,363
Undistributed net investment income (loss) at end of period	$ 975,657	$ 590,576

(a) Refer to Note 6 in the Notes to Financial Statements at the back of this report.

Refer to the Notes of Financial Statements at the back of this Report for further information regarding the values set forth above.

Financial Highlights
Amerigo Fund

Selected data based on a share outstanding throughout each period indicated.

	Class C Shares				
	Six Months Ended October 31, 2004 (b) (Unaudited)	Fiscal Years Ending April 30,			Period Ended April 30, 2001 (a)
		2004 (b)	2003 (b)	2002 (b)	
Net asset value, beginning of period	$ 11.82	$ 9.47	$ 11.27	$ 13.07	$ 16.91
Income (loss) from investment operations:					
Net investment loss	(0.08)	(0.09)	(0.10)	(0.18)	(0.02)
Net realized and unrealized gain (loss) on investments	0.41	2.44	(1.70)	(0.95)	(3.12)
Total income (loss) from investment operations	0.33	2.35	(1.80)	(1.13)	(3.14)
Less distributions from net investment income	-	-	-	(0.12)	(0.04)
Less distributions from net realized gains	-	-	-	(0.55)	(0.66)
Total distributions from net investment income and net realized gains	-	-	-	(0.67)	(0.70)
Net asset value, end of period	$ 12.15	$ 11.82	$ 9.47	$ 11.27	$ 13.07
Total return (c)	2.79%	24.82%	(15.97)%	(8.66)%	(18.95)%
Ratios and Supplemental Data:					
Net assets, end of period (in 000's)	$ 6,512	$ 6,375	$ 4,741	$ 4,136	$ 2,878
Ratio of expenses to average net assets (d)	2.15%	2.15%	2.15%	2.33%	2.15%
Ratio of expenses to average net assets before waivers and reimbursements (d)	2.24%	2.36%	2.63%	2.87%	3.57%
Ratio of net investment income (loss) to average net assets (d)	(1.34)%	(0.79)%	(1.01)%	(1.55)%	0.76%
Portfolio turnover rate	36%	55%	107%	46%	10%

(a) The commencement of this class was July 13, 2000.

(b) Per share numbers have been calculated using the average shares method, which more appropriately presents the per share data for the period.

(c) Total returns are historical and assume changes in share price, reinvestment of dividends and capital gains distributions, and assume no sales charge. Had the Advisor and Administrator not absorbed a portion of the expenses, total returns would have been lower. Total returns for periods less than one year are not annualized.

(d) Annualized for periods less than one year.

Refer to the Notes to Financial Statements at the back of this Report for further information regarding the values set forth above.

20

Financial Highlights
Amerigo Fund

Selected data based on a share outstanding throughout each period indicated.

	Class N Shares					
	Six Months Ended		Fiscal Years Ending April 30,			
	October 31, 2004 (a)	2004 (a)	2003 (a)	2002 (a)	2001	2000 (a)
	(Unaudited)					
Net asset value, beginning of period	$ 12.00	$ 9.52	$ 11.22	$ 12.97	$ 16.36	$ 12.88
Income (loss) from investment operations:						
Net investment loss	(0.02)	0.02	(0.00))	(0.07)	0.07	(0.03)
Net realized and unrealized gain (loss) on investments	0.43	2.46	(1.70)	(0.94)	(2.73)	3.68
Total income (loss) from investment operations	0.41	2.48	(1.70)	(1.01)	(2.66)	3.65
Less distributions from net investment income	-	-	-	(0.19)	(0.07)	-
Less distributions from net realized gains	-	-	-	(0.55)	(0.66)	(0.17)
Total distributions from net investment income and net realized gains	-	-	-	(0.74)	(0.73)	(0.17)
Net asset value, end of period	$ 12.41	$ 12.00	$ 9.52	$ 11.22	$ 12.97	$ 16.36
Total return (c)	3.42%	26.05%	(15.15)%	(7.79)%	(16.71)%	28.48%
Ratios and Supplemental Data:						
Net assets, end of period (in 000's)	$ 232,827	$ 163,648	$ 41,303	$ 35,368	$ 36,170	$ 35,841
Ratio of expenses to average net assets (d)	1.15%	1.15%	1.15%	1.33%	1.15%	1.15%
Ratio of expenses to average net assets before waivers and reimbursements (d)	1.24%	1.36%	1.63%	1.88%	1.71%	1.83%
Ratio of net investment income (loss) to average net assets (d)	(0.34)%	0.21%	(0.01)%	(0.55)%	0.32%	(0.22)%
Portfolio turnover rate	36%	55%	107%	46%	10%	10%

(a) Per share numbers have been calculated using the average shares method, which more appropriately
    presents the per share data for the period.
(b) Amount represents less than $0.01 per share.
(c) Total returns are historical and assume changes in share price, reinvestment of dividends and capital
    gains distributions, and assume no sales charge. Had the Advisor and Administrator not absorbed
    a portion of the expenses, total returns would have been lower. Total returns for periods less than
    one year are not annualized.
(d) Annualized for periods less than one year.

Refer to the Notes to Financial Statements at the back of this Report for further information regarding the values set forth above.

Financial Highlights
Clermont Fund

Selected data based on a share outstanding throughout each period indicated.

	Class N Shares					
	Six Months Ended		Fiscal Years Ending April 30,			
	October 31, 2004 (a)	2004 (a)	2003 (a)	2002 (a)	2001	2000 (a)
	(Unaudited)					
Net asset value, beginning of period	$ 10.04	$ 8.93	$ 9.94	$ 10.81	$ 12.17	$ 11.23
Income (loss) from investment operations:						
Net investment income	0.06	0.22	0.12	0.12	0.18	0.18
Net realized and unrealized gain (loss) on investments	0.19	1.04	(1.07)	(0.55)	(0.87)	1.06
Total income (loss) from investment operations	0.25	1.26	(0.95)	(0.43)	(0.69)	1.24
Less distributions from net investment income	-	(0.15)	(0.06)	(0.15)	(0.39)	(0.18)
Less distributions from net realized gains	-	-	-	(0.29)	(0.28)	(0.12)
Total distributions from net investment income and net realized gains	-	(0.15)	(0.06)	(0.44)	(0.67)	(0.30)
Net asset value, end of period	$ 10.29	$ 10.04	$ 8.93	$ 9.94	$ 10.81	$ 12.17
Total return (b)	2.49%	14.11%	(9.58)%	(3.92)%	(5.87)%	11.12%
Ratios and Supplemental Data:						
Net assets, end of period (in 000's)	$ 83,557	$ 57,430	$ 34,755	$ 14,440	$ 11,668	$ 10,298
Ratio of expenses to average net assets (c)	1.15%	1.15%	1.15%	1.33%	1.15%	1.15%
Ratio of expenses to average net assets before waivers and reimbursements (c)	1.34%	1.51%	1.77%	3.55%	2.85%	3.08%
Ratio of net investment income (loss) to average net assets (c)	1.11%	2.26%	1.21%	1.22%	1.62%	1.51%
Portfolio turnover rate	21%	97%	105%	60%	9%	18%

(a) Per share numbers have been calculated using the average shares method, which more appropriately presents the per share data for the period.

(b) Total returns are historical and assume changes in share price, reinvestment of dividends and capital gains distributions, and assume no sales charge. Had the Advisor and Administrator not absorbed a portion of the expenses, total returns would have been lower. Total returns for periods less than one year are not annualized.

(c) Annualized for periods less than one year.

Refer to the Notes to Financial Statements at the back of this Report for further information regarding the values set forth above.

Notes to Financial Statements
October 31, 2004 (Unaudited)

1. Organization

AdvisorOne Funds (the "Trust" or the "Funds") was organized as a Delaware Business Trust in December 1996 and is registered under the Investment Company Act of 1940 (the "1940 Act"), as amended, as an open-end management investment company. The Amerigo Fund and the Clermont Fund (collectively the "Funds" and each individually a "Fund") are both a series of the Trust.   The Funds operate as diversified investment companies.

Fund	Primary Objective
Amerigo Fund	Long-term growth of capital without regard to current income
Clermont Fund	Combination of current income and growth of capital

The Funds offer the following classes of shares:

Class	Funds Offering Class
Class C	Amerigo Fund only
Class N	Amerigo Fund and Clermont Fund

Class C Shares are offered subject to a 1.00% contingent deferred sales charge applied to redemptions occurring within eighteen months of purchase. Class N Shares are offered at net asset value.

2. Summary of Significant Accounting Policies

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

The following is a summary of significant accounting policies followed by the Trust in the preparation of its financial statements:

<u>Security Valuation and Transactions</u>
U.S. equity securities, primarily exchange traded funds, are valued at the last sale price on the exchange in which such securities are primarily traded, as of the close of business on the day the securities are being valued. NASDAQ traded securities are valued using the NASDAQ official closing price (NOCP). In the absence of a last sale price, securities are valued using the last available bid price. U.S. long-term debt obligations are valued at the mean between quoted bid and asked prices for such securities or, if such prices are not available, at prices of securities with comparable maturity, quality and type.   Money market funds are valued at original cost which approximates fair value.

Notes to Financial Statements (Continued)
October 31, 2004 (Unaudited)

Foreign securities are valued on the basis of market quotations from the primary market in which they are traded, and are translated from the local currency into U.S. dollars using current exchange rates.

Securities for which current market quotations are not readily available or for which quotations are not deemed to be representative of market values are valued at fair value as determined in good faith by or under the direction of the Trust's Board of Trustees ("Trustees").

Investment security transactions are accounted for on a trade date basis. Cost is determined and gains and losses are based upon the specific identification method for both financial statement and federal income tax purposes.

Valuation of Fund of Funds
The Amerigo Fund and the Clermont Fund may invest in portfolios of open-end or closed-end investment companies (the "underlying funds"). Underlying funds are valued at their respective net asset values as reported by such investment companies. The underlying funds value securities in their portfolios for which market quotations are readily available at their market values (generally the last reported sale price) and all other securities and assets at their fair value to the methods established by the board of directors of the underlying funds.

The shares of many closed-end investment companies, after their initial public offering, frequently trade at a price per share, which is different than the net asset value per share. The difference represents a market premium or market discount of such shares. There can be no assurances that the market discount or market premium on shares of any closed-end investment company purchased by the Funds will not change.

Option Contracts
Each Fund may enter into options contracts. An option contract is a contract in which the writer of the option grants the buyer of the option the right to purchase from (call option), or sell to (put option), the writer a designated instrument at a specified price within a specified period of time. Certain options, including options on indices, will require cash settlement by the Fund if the option is exercised.

Premiums paid when put or call options are purchased by the Fund, represent investments, which are marked-to-market daily. When a purchase option expires, the Fund will realize a loss in the amount of the premium paid. When the Fund enters into a closing sales transaction, the Fund will realize a gain or loss depending on whether the proceeds from the closing sales transaction are greater or less than the premium paid for the option. When the Fund exercises a put option, it will realize a gain or loss from the sale of the underlying security and the proceeds from such sale will be decreased by the premium originally paid. When the Fund exercises a call option, the cost of the security which the Fund purchases upon exercise will be increased by the premium originally paid.

Notes to Financial Statements (Continued)
October 31, 2004 (Unaudited)

Each Fund may write covered call options. This means that the Fund will own the security subject to the option or an option to purchase the same underlying security, having an exercise price equal to or less then the exercise price of the covered option, or will establish and maintain with its custodian for the term of the option, an account consisting of cash, U.S. government securities or other liquid securities having a value equal to the fluctuating market value of the securities on which the Fund holds a covered call position.

When the Fund writes a call option, an amount equal to the premium received by the Fund is recorded as a liability, the value of which is marked-to-market daily. When a written option expires, the Fund realizes a gain equal to the amount of the premium received. When the Fund enters into a closing purchase transaction, the Fund realizes a gain or loss depending upon whether the cost of the closing transaction is greater or less than the premium originally received, without regard to any unrealized gain or loss on the underlying security, and the liability related to such option is eliminated. When a written call option is exercised the proceeds of the security sold will be increased by the premium originally received.

The liability representing a Fund's obligation under an exchange traded written option or investment in a purchased option is valued at the last sale price or, in the absence of a sale, the last available bid price.

The Fund enters into options for hedging purposes. The risk associated with purchasing options is limited to the premium originally paid. The risk in writing a covered call option is that the Fund gives up the opportunity to participate in any increase in the price of the underlying security beyond the exercise price.

Foreign Currency Translations
The accounting records of the Funds are maintained in U.S. dollars. Investment securities and other assets and liabilities denominated in a foreign currency, and income receipts and expense payments are translated into U.S. dollars at the prevailing exchange rate on the respective dates of the transactions. Purchases and sales of securities are translated into U.S. dollars at the contractual currency rates established at the approximate time of the trade.

Net realized gains and losses on foreign currency transactions represent net gains and losses from currency realized between the trade and settlement dates on securities transactions and the difference between income accrued versus income received. The effects of changes in foreign currency exchange rates on investments in securities are included with the net realized and unrealized gain or loss on investment securities.

Income Taxes
It is each Fund's policy to comply with all sections of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable income and gains to its shareholders and therefore, no provision for federal income tax has been made. Each Fund is treated as a separate taxpayer for federal income tax purposes.

At April 30, 2004, the Amerigo Fund had available, for Federal income tax purposes, $6,639,325 in unused capital loss carryforwards available to offset future capital gains, if any, expiring on April 30, 2011.

Notes to Financial Statements (Continued)
October 31, 2004 (Unaudited)

Investment Income
Corporate actions (including cash dividends) are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Expenses
Expenses of the Trust that are directly identifiable to a specific Fund, are charged to that Fund. Expenses, which are not readily identifiable to a specific Fund, are allocated in such a manner as deemed equitable, taking into consideration the nature and type of expense and the relative sizes of the Funds. Each Fund's income, expenses (other than the class specific distribution fees) and realized and unrealized gains and losses are allocated proportionally each day between the classes based upon the relative net assets of each class.

Distributions to Shareholders
Income will normally be declared and distributed annually for each of the Funds. The Funds declare and pay net realized capital gains, if any, annually. The character of income and gains to be distributed is determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are primarily due to the treatment of wash sale losses.

3. Fees and Compensation Paid to Affiliates and Other Parties

Advisory Fees
The Amerigo Fund and the Clermont Fund have entered into an Investment Advisory Agreement with Clarke Lanzen Skalla Investment Firm, LLC (the "Advisor"), a subsidiary of NorthStar Financial Services Group, LLC. As compensation for the services rendered, facilities furnished, and expenses borne by the Advisor, the Funds will pay the Advisor a fee accrued daily and paid monthly, at the annualized rate of 1.00% of net assets.

The Advisor has agreed to waive or limit its fees and to pay certain operating expenses to the extent necessary to limit total fund operating expenses for the Amerigo Fund and Clermont Fund, net of waivers and custodial credits. The annualized rates are as follows:

	Expense Limitation
Class C (Amerigo Only)	2.15%
Class N	1.15%

The waivers for the Advisor's fees for the six months ended October 31, 2004 amounted to $88,794 and $64,997 for Amerigo Fund and Clermont Fund, respectively.

Notes to Financial Statements (Continued)
October 31, 2004 (Unaudited)

Administration, Fund Accounting, Transfer Agent and Custody Administration Fees
Gemini Fund Services, LLC (the "Administrator"), an affiliate of the Advisor, serves as the administrator, fund accountant, transfer agent and custody administrator of the Trust. The Administration agreement provides that the Administrator may retain Sub-Administrators for the purpose of providing such services to one or more Funds of the Trust. For providing administration services to the Fund, the Administrator receives from each fund a monthly fee at an annual rate of 0.10% of the first $100 million of the Fund's average daily net assets, and at reduced rates thereafter, subject to certain minimum requirements. For providing fund accounting services, the Administrator receives from each Fund a monthly fee of $2,000 plus a basis point fee calculated on the Fund's average daily net assets exceeding $25 million, plus out-of-pocket expenses. For providing transfer agent services, the Administrator receives from each Fund a minimum monthly or per account fee plus certain transaction fees, which are allocated by shareholder accounts. For providing custody administration services, the Administrator receives from each Fund a monthly fee calculated at an annual rate of .0075% for the first $100 million of the Trust's average daily portfolio market value, and at reduced rates thereafter.

Distributor
The distributor of the Funds is Aquarius Fund Distributors, LLC. (the "Distributor"), an affiliate of the Advisor. The Trust has adopted Distribution Plans and Agreements pursuant to Rule 12b-I under the 1940 Act. The Plans and Agreements provide for the payment of a distribution fee to the Distributor at an annualized rate of 0.75% of the average daily net assets attributable to Class C shares. The Plans and Agreements for Class C shares also provide for the payment of a shareholder service fee at an annualized rate of 0.25% of the average daily net assets attributable to the Class C shares. Class N shares do not pay any 12b-1 distribution or shareholder service fees.

Trustees Fees
The Funds pay no compensation to their Trustees who are employees of the Advisor or its affiliates. Trustees who are not Advisor employees receive a fee of $1,500 for each regular and special meeting of the Board that the Trustee attends in person, or $750 for each regular or special meeting that the Trustee attends via teleconference. At a meeting of the Board of Trustees held on September 23, 2004, the Board approved the following Trustee compensation schedule, to take effect immediately: Each Trustee will receive $3,000 for each regular board meeting attended in-person; a minimum of $1,000 for each special board meeting attended in-person, or $200 per Fund participating in the special meeting, whichever is greater; $750 for all telephonic board meetings; $500 for in-person committee meetings and $250 for telephonic committee meetings, unless the committee meeting is on the same day as a board meeting, in which case it will not be compensated. The Trust also reimburses each such Trustee for travel and other expenses incurred in attending meetings of the Board.

Notes to Financial Statements (Continued)
October 31, 2004 (Unaudited)

4. Aggregate Unrealized Appreciation and Depreciation

The identified cost of investments in securities owned by each Fund for federal income tax purposes, and their respective gross unrealized appreciation and depreciation at October 31, 2004, were as follows:

	Identified Cost	Gross Unrealized Appreciation	Gross Unrealized Depreciation	Net Unrealized Appreciation
Amerigo Fund	$228,334,805	$15,870,986	$(1,630,812)	$14,240,174
Clermont Fund	80,623,577	3,473,208	(336,530)	3,136,678

5. Investment Transactions

The cost of purchases and the proceeds from sales of investments, other than U.S. Government obligations and short-term securities, for the six months ended October 31, 2004, were as follows:

	Purchases	Sales
Amerigo Fund	$134,116,028	$67,927,258
Clermont Fund	32,983,815	13,392,906

For the six months ended October 31, 2004, the options written for the Clermont Fund were as follows:

	Number of Contracts	Premiums Received
Options outstanding at April 30, 2004	20	$ 6,342
Options terminated in closing purchase transactions	(20)	(6,342)
Options outstanding at October 31, 2004	0	$ 0

Notes to Financial Statements (Continued)
October 31, 2004 (Unaudited)

6. Shareholders' Transactions

At October 31, 2004, the Funds had an unlimited number of shares authorized with no par value.

Following is a summary of shareholder transactions for each Fund:

Amerigo Fund	Six Months Ended October 31, 2004		Year Ended April 30, 2004	
	Shares	Dollars	Shares	Dollars
	(Unaudited)			
Class C Shares:				
Shares sold	50,177	$590,851	160,776	$1,845,982
Shares issued to shareholders in reinvestment	-	-	-	-
Shares redeemed	(53,814)	(624,587)	(122,177)	(1,319,293)
Net increase (decrease)	(3,637)	$(33,736)	38,599	$ 526,689
Class N Shares:				
Shares sold	7,189,553	$86,363,968	10,642,162	$123,587,295
Shares issued to shareholders in reinvestment	-	-	-	-
Shares redeemed	(2,058,774)	(24,755,402)	(1,346,999)	(15,214,244)
Net increase	5,130,779	$61,608,566	9,295,163	$108,373,051

Clermont Fund	Six Months Ended October 31, 2004		Year Ended April 30, 2004	
	Shares	Dollars	Shares	Dollars
	(Unaudited)			
Class N Shares:				
Shares sold	3,565,785	$36,022,216	5,072,004	$49,450,099
Shares issued to shareholders in reinvestment	-	-	65,084	653,439
Shares redeemed	(1,162,902)	(11,768,628)	(3,312,535)	(32,235,496)
Net increase	2,402,883	$24,253,588	1,824,553	$17,868,042

Notes to Financial Statements (Continued)
October 31, 2004 (Unaudited)

7. Beneficial Interest

At October 31, 2004, there were no shareholders owning more than 5% of any Fund's net assets.

There were no affiliated shareholders as of October 31, 2004.

8. Distributions to Shareholders, Tax Components of Capital and Other

The tax character of distributions paid during the fiscal years ended April 30, 2004, and April 30, 2003 were as follows:

2004	Ordinary Income
Clermont Fund	$717,796

2003	Ordinary Income
Clermont Fund	$180,367

As of April 30, 2004, the components of distributable earnings on a tax basis were as follows:

	Undistributed Ordinary Income	Undistributed Long-Term Gains (Losses)	Unrealized Appreciation
Amerigo Fund	$153,911	$(6,639,325)	$9,828,856
Clermont Fund	590,576	311,018	1,791,338

How to Obtain Proxy Voting Information

Information regarding how the Funds voted proxies relating to portfolio securities during the period ended June 30, 2004 as well as a description of the policies and procedures that the Funds use to determine how to vote proxies is available without charge, upon request, by calling 1-866-811-0225 or by referring to the Security and Exchange Commission's ("SEC") website at http://www.sec.gov.

How to Obtain 1st and 3rd Fiscal Quarter Portfolio Holdings

Each Fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q.   The Trust's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC (1-800-SEC-0330). The information on Form N-Q is available without charge, upon request, by calling 1-866-811-0225.



AdvisorOne Funds

www.advisoronefunds.com
4020 S. 147th Street • Omaha, NE 68137
1-866-811-0225

Distributed by Aquarius Fund Distributors, LLC
Member NASD/SIPC